Exhibit (a)(5)(B)

QIWI Announces Offer to Purchase for Cash Arranged by the Controlling Shareholder

NICOSIA, CYPRUS – July 8, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that on July 7, 2022, Dalliance Services Company, a company wholly owned by Mr. Sergey Solonin, the Company’s largest shareholder and Chairman of the Company’s Board of directors, has launched an offer to purchase for cash of up to $25.0 million in value of the Company’s Class B ordinary shares (including Class B ordinary shares represented by ADSs) at a purchase price not less than $2.20 and not greater than $2.70 per Share (the “Offer”).

QIWI is not selling or buying any shares in the offering and will not spend or receive any funds from the offering. The Company and its Board of directors have not expressed any position on the Offer.

The Offer expires at 12:00 midnight, New York City time, at the end of the day on August 3, 2022, unless the Offeror decided to extend the Offer by the period of time during which the Offer will remain open, in which event the expiration time shall refer to the latest time and date at which the Offer, as so extended shall expire.

For full details of the Offer and the documentation related thereto, please refer to the Schedule TO-I, dated July 7, 2022, filed by Dalliance Services Company on the U.S. Securities Exchange Commission’s EDGAR disclosure system, which can be found at www.sec.gov.

The Information Agent for the Offer and contact details

For additional information, please contact Alliance Advisors, LLC, the Information Agent for the Offer by phone toll-free at 877-587-1963, or by email at QIWI@allianceadvisors.com

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Millions of consumers and partners may receive and transmit cash and electronic payments through our network. The Company’s money remittance payment platform connects businesses and people via thousands of service points across the globe. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com